Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business/Financial Editors:
    Compton Petroleum announces third quarter results

    CALGARY, Nov. 12 /CNW/ - Compton Petroleum Corporation ("Compton" or the
"Company") is pleased to announce its financial and operating results for the quarter ended September 30, 2006.

    <<
    HIGHLIGHTS

    -   Production of 32,843 boe/d, a 13% increase from third quarter 2005.
    -   Drilling success in all areas - drilled 93 wells with a 98% success rate.
    -   Cash flow from operations of $60 million, a 19% decrease from third quarter 2005.
    -   Net earnings of $31 million, a 176% increase from the third quarter of 2005.

    FINANCIAL SUMMARY

    -------------------------------------------------------------------------
    ($000s, except           Three Months Ended         Nine Months Ended
     per share                   Sept. 30                   Sept. 30
     amounts)              2006      2005   Change    2006      2005   Change
    -------------------------------------------------------------------------
    Gross revenue        $124,886  $145,114   -14%  $405,754  $373,451     9%
    Cash flow from
     operations(1)       $ 60,120  $ 74,189   -19%  $201,042  $188,472     7%
    Per share
      - basic(1)         $   0.47  $   0.58   -19%  $   1.57  $   1.51     4%
      - diluted(1)       $   0.45  $   0.56   -20%  $   1.50  $   1.44     4%
    Operating
     earnings(1)         $ 13,150  $ 25,794   -49%  $ 53,342  $ 60,069   -11%
    Net earnings         $ 30,717  $ 11,127   176%  $137,463  $ 43,220   218%
    Per share
      - basic            $   0.24  $   0.09   167%  $   1.08  $   0.35   209%
      - diluted          $   0.23  $   0.08   188%  $   1.03  $   0.33   212%
    Capital
     expenditures        $143,865  $153,515    -6%  $433,333  $340,618    27%
    -------------------------------------------------------------------------
    (1) See advisory statements following Management's Discussion and
        Analysis.

    OPERATING SUMMARY

    -------------------------------------------------------------------------
                             Three Months Ended         Nine Months Ended
                                 Sept. 30                   Sept. 30
                           2006      2005   Change    2006      2005   Change
    -------------------------------------------------------------------------
    Average daily
     production
      Natural gas (mmcf/d)    142       130     9%       140       130     8%
      Liquids (bbls/d)      9,249     7,351    26%     9,825     7,231    36%
    -------------------------------------------------------------------------
      Total (boe/d)        32,843    29,041    13%    33,168    28,879    15%

    Realized prices
      Natural gas ($/mcf)  $ 5.41    $ 8.46   -36%    $ 6.32    $ 7.46   -15%
      Liquids ($/bbl)       63.96     64.75    -1%     61.21     55.24    11%
    -------------------------------------------------------------------------
      Total ($/boe)        $41.33    $54.31   -24%    $44.81    $47.37    -5%

    Field netback ($/boe)  $22.23    $33.84   -34%    $25.81    $29.01   -11%
    -------------------------------------------------------------------------

    OPERATIONS REVIEW

    With the end of spring break-up, activities during the third quarter of
2006 increased over that of the second quarter. We drilled 93 (78 net) wells during the quarter with a 98% success rate, an increase from 58 (46 net) wells drilled in the prior quarter. Approximately 75% of our planned 360 to 380 well drilling program for the year was completed by the end of September.

    DRILLING SUMMARY

    Of the 93 (78 net) wells drilled during the quarter, 86 (71 net) were classified as development wells and 7 (7 net) as exploratory wells. The following table summarizes our drilling results in the first nine months of the year.

    -------------------------------------------------------------------------
    Nine Months Ended
     September 30                Gas     Oil     D&A   Total     Net  Success
    -------------------------------------------------------------------------
    Southern Alberta             139       1       3     143     132     98%
    Central Alberta               47       7       5      59      37     92%
    Peace River Arch               8      38       6      52      39     88%
    -------------------------------------------------------------------------
                                 194      46      14     254     208     94%
    Standing, cased wells                                 18      16
    -------------------------------------------------------------------------
    Total                                                272     224
    -------------------------------------------------------------------------
    >>

    SOUTHERN ALBERTA

    Southern Alberta remains the primary focus of our activities. We hold in excess of 1,000 sections of land in the South, which are prospective for multiple zones including Basal Quartz at Hooker, thrusted Belly River at
Callum, Wabamun/Crossfield, the Plains Belly River, and Edmonton/CBM. During
the third quarter of 2006, 64 (60 net) wells were drilled in Southern Alberta with a 98% success rate.

    Plains Belly River and Edmonton Horseshoe Canyon CBM

    In the third quarter, 29 Belly River wells were drilled; all encountered multiple sands, with uphole Edmonton/Horseshoe Canyon sands, silts, and coals.
We have drilled 100 Belly River wells to the end of the third quarter and are on track to complete our budgeted program.
    The approval of the EUB's downspacing initiative (July 2006) to four wells per section for zones above the Mannville, including the Plains Belly
River area, gives us over 3,000 future drillable locations. On nine sections that were previously drilled at two wells per section spacing, we added two more wells per section under the new regulations this quarter. Preliminary results have been comparable to or exceeded previous initial drills. Of the 18 wells drilled, half are on production, with remaining tie-ins ongoing.
    We successfully employ in-house 2D and 3D seismic models as a method to target productive sands in the Belly River and avoid project overcapitalization. Building on this, we are currently shooting and participating in two 3D programs in the area covering approximately 200 sections of Compton land. We expect these programs will define over 500 drillable Belly River downspace locations.
    In the third quarter, we drilled 29 wells targeting the
Edmonton/Horseshoe Canyon at Ghost Pine, where gas production from the coals, sands, and silts has been ongoing from three test wells since mid-2005. The newly drilled wells have been cased and completions are currently underway.
Production of approximately 5-7 mmcf/d from these wells is expected to be on-stream by the middle of the fourth quarter.
    The EUB previously released a draft initiative for comment relating to commingling of gas production from sands, silts, shales, and coals in the
Edmonton and Belly River groups. Currently, commingling production from these zones requires a lengthy application process. We expect this initiative to be in place before year end. It will facilitate the efficient co-development of our Plains Belly River and Edmonton Horseshoe Canyon plays. As a result, we believe it is prudent to wait until the EUB commingling initiative is approved before proceeding with our extensive Edmonton Horseshoe Canyon CBM recompletion program on 70 identified existing Belly River wells.
    Approximately 20 additional stand alone Edmonton Horseshoe Canyon CBM locations have been identified and surface access is currently being negotiated. We anticipate drilling a portion of these wells prior to year end to complete our 2006 CBM program.
    Although drilling activities were very successful in Southern Alberta, pipelining operations were impacted by wet summer weather. Unusually heavy rains in 2005 left the land saturated and even modest rains this summer hampered field work that resulted in some delays in tie-ins.

    Callum Thrusted Belly River

    Operations continued on our thrusted Belly River Play at Callum during the third quarter of 2006. We drilled two exploratory wells at Callum during the quarter, for a total of four wells drilled during the year. The wells were drilled two miles and 15 miles south of current production. Both wells were cased and extensively cored. As anticipated, we encountered multiple sands.
Following laboratory analysis of the cores, these wells will be appropriately completed.
    A license application for an exploratory pad and a horizontal well from an existing pad is now before the EUB. Compton is also conducting environmental studies on four additional pads prior to submitting the required license applications. We are working with all stakeholders in the area to proceed in an environmentally responsible manner, and we remain committed to minimizing the impact of our activities. To this end, we have committed to limiting our drilling operations to a maximum of one location (drill pad) per section. Compton continues to be optimistic regarding this unique exploration play.

    Basal Quartz, Hooker

    Two wells were drilled targeting the lower Cretaceous Basal Quartz resource play at Hooker in the third quarter. The wells were drilled to test the aerial extent of the play, with one well extending the pool one mile to the southwest, while the other southeast edge well was abandoned. Including these wells, we have drilled 17 Basal Quartz wells to the end of the
September, and we are on schedule to drill the 20 to 24 wells budgeted for
2006.
    To maximize production at Hooker, engineering models and geological studies indicate that three to four wells per section will be required. We are in the process of making an application to the EUB to conduct a pilot reduced spacing program on one section in the pool.

    CENTRAL ALBERTA

    Central Alberta provides us with excellent exploration and development drilling opportunities using analogous techniques gained through our experience with unconventional gas development in Southern Alberta. Compton has an average 55% working interest in 541,643 (297,475 net) acres of land. In the third quarter of 2006, 17 (9 net) wells were drilled in Central Alberta with a 93% success rate.

    Niton

    We drilled six wells at Niton during the third quarter, for a total of 26 wells drilled to date this year. The third quarter wells were all successful, encountering multiple pay zones. Our budgeted program will be completed prior to year end.
    In October, we received good production practices ("GPP") approval for our Niton Cardium O pool wells and unrestricted production has been restored.
Production from the wells receiving GPP approval is approximately 1,000 boe/d.
We also placed a horizontal Rock Creek gas well on production at 14-10-53-15
W5M, which is currently producing at approximately 6 mmcf/d.

    PEACE RIVER ARCH

    The Peace River Arch area, located north of Grande Prairie, is the focal point of our successful conventional oil play. Compton averages a 61% working interest in 199,040 (121,634 net) acres of land in the area. We drilled 12 (10 net) wells in the Arch with a 100% success rate during the third quarter of
2006.

    Worsley

    Our horizontal drilling program at Worsley has produced very positive results thus far. We drilled eight Charlie Lake oil wells during the third quarter of 2006, for a total of 23 vertical and 10 horizontal wells during the year. Our budgeted program will be completed prior to year end. In anticipation of expanding our horizontal drilling program in 2007, we have applied for horizontal downspacing on four sections to eight wells per section. With the success of our horizontal well program, we could immediately realize over 50 additional horizontal locations in the Charlie Lake pool.

    MANAGEMENT'S DISCUSSION AND ANALYSIS
    -------------------------------------------------------------------------

    Management's Discussion and Analysis ("MD&A") is intended to provide both an historical and prospective view of our activities. The MD&A was prepared as at November 10, 2006 and should be read in conjunction with the interim unaudited consolidated financial statements for the nine months ended
September 30, 2006 and the audited consolidated financial statements for the year ended December 31, 2005, available in printed form on request and posted on Compton's website.
    Additional advisories with respect to forward looking statements, the use of non-GAAP financial measures, and the use of BOE volumetric measures are set out at the end of this MD&A.

    <<
    EXECUTIVE SUMMARY

    -   Quarterly production averaged 32,843 boe/d, a 13% increase from the third quarter of 2005.
    -   Net earnings were $31 million, an increase of 176% from the third quarter of 2005.
    -   Cash flow from operations was $60 million, a 19% decrease over the third quarter of 2005.

    RESULTS OF OPERATIONS

    Cash Flow from Operations, Operating Earnings, and Net Earnings

    -------------------------------------------------------------------------
    ($000s, except           Three Months Ended         Nine Months Ended
     per share                   Sept. 30                   Sept. 30
     amounts)              2006      2005   Change    2006      2005   Change
    -------------------------------------------------------------------------
    Cash flow from
     operations(1)       $ 60,120  $ 74,189   -19%  $201,042  $188,472     7%
    Per share - basic    $   0.47  $   0.58   -19%  $   1.57  $   1.51     4%
              - diluted  $   0.45  $   0.56   -20%  $   1.50  $   1.44     4%
    Operating earnings   $ 13,150  $ 25,794   -49%  $ 53,342  $ 60,069   -11%
    Net earnings         $ 30,717  $ 11,127   176%  $137,463  $ 43,220   218%
    Per share - basic    $   0.24  $   0.09   167%  $   1.08  $   0.35   209%
              - diluted  $   0.23  $   0.08   188%  $   1.03  $   0.33   212%
    -------------------------------------------------------------------------
    (1) Cash flow from operations represents net income before depletion and depreciation, future income taxes, and other non-cash expenses.

    Cash flow from operations for the third quarter of 2006 decreased 19% from the comparable period in 2005 as a result of lower commodity prices. Cash flow decreased 11% from the second quarter of 2006 due to lower realized natural gas prices in the current quarter. However, cash flow from operations for the nine months ending September 30, 2006 increased 7% from the prior year due to higher commodity prices and production volumes than in the prior year.
    Net earnings for the three and nine months ended September 30, 2006 increased from comparative periods in 2005 and were impacted by unrealized foreign exchange gains, unrealized risk management activities, and the effect of future income tax recoveries resulting from reductions in statutory corporate income tax rates. The impact of these items is summarized in the schedule of Operating Earnings presented below.

    OPERATING EARNINGS

    Operating earnings is a non-GAAP measure that adjusts net earnings by non-operating items that we believe reduces the comparability of our underlying financial performance between periods. The following reconciliation of operating earnings has been prepared to provide investors with information that is more comparable between periods.

    Summary of Operating Earnings
    -------------------------------------------------------------------------
                                      Three Months           Nine Months
    ($000s, except per               Ended Sept. 30        Ended Sept. 30
     share amounts)                  2006       2005       2006       2005
    -------------------------------------------------------------------------
    Net earnings, as reported      $ 30,717   $ 11,127   $137,463   $ 43,220
    Non-operational items,
     after tax
      Unrealized foreign exchange
       (gain) loss                      104     (8,640)   (19,170)    (5,693)
      Unrealized risk management
       loss (gain)                  (12,888)    22,257    (22,008)    21,796
      Stock-based compensation        1,431      1,050      4,502      2,654
      Effect of tax rate changes
       on future income tax
       liabilities                   (6,214)         -    (47,445)    (1,908)
    -------------------------------------------------------------------------
    Operating earnings             $ 13,150   $ 25,794   $ 53,342   $ 60,069
    Per share - basic              $   0.10   $   0.20   $   0.42   $   0.48
              - diluted            $   0.10   $   0.19   $   0.40   $   0.46
    -------------------------------------------------------------------------

    REVENUE

    -------------------------------------------------------------------------
                             Three Months Ended         Nine Months Ended
                                 Sept. 30                   Sept. 30
                           2006      2005   Change    2006      2005   Change
    -------------------------------------------------------------------------
    Average production
      Natural gas (mmcf/d)    142       130     9%       140       130     8%
      Liquids (light oil
       & ngls) (bbls/d)     9,249     7,351    26%     9,825     7,231    36%
    -------------------------------------------------------------------------
      Total (boe/d)        32,843    29,041    13%    33,168    28,879    15%

    Benchmark prices
      NYMEX (U.S.$/
       mmbtu)            $   6.53  $   8.25   -21%  $   7.47  $   7.12     5%
      AECO ($/GJ)
        Monthly index    $   5.72  $   7.74   -26%  $   6.82  $   7.03    -3%
        Daily index      $   5.35  $   8.81   -39%  $   6.07  $   7.43   -18%
      WTI (U.S.$/bbl)    $  70.48  $  63.19    12%  $  68.22  $  55.40    23%
      Edmonton Par
       ($/bbl)           $  79.08  $  76.51     3%  $  75.53  $  67.91    11%

    Realized prices
      Natural gas
       ($/mcf)           $   5.41  $   8.46   -36%  $   6.32  $   7.46   -15%
      Liquids ($/bbl)       63.96     64.75    -1%     61.21     55.24    11%
    -------------------------------------------------------------------------
      Total ($/boe)      $  41.33  $  54.31   -24%  $  44.81  $  47.37    -5%

    Revenue ($000s)
      Natural gas        $ 70,461  $101,324   -30%  $241,583  $264,412    -9%
      Crude oil and ngls   54,425    43,790    24%   164,171   109,039    51%
    -------------------------------------------------------------------------
      Total              $124,886  $145,114   -14%  $405,754  $373,451     9%
    -------------------------------------------------------------------------

    Production for the three and nine months ended September 30, 2006 increased 13% and 15% respectively from comparable periods in 2005. Natural gas production for the quarter increased 9% and liquids production increased
26% over the third quarter in 2005. The growth in liquids production is largely the result of our ongoing conventional crude oil exploration and development program at Worsley.
    Total production in the third quarter of 2006 increased only marginally from the second quarter. Gas production increased 4% from the prior quarter while liquids production decreased 6%. Production was impacted by a number of production facilities that were off-line at various times during the quarter for regularly scheduled maintenance and expansion. These included plant turnarounds at Callum, McLeod River, and the Mazeppa sulphur train.
Additionally, crude oil production was affected by a third party operated sales line in the Peace River Arch being shut-in for non-scheduled line inspections. Average production for the quarter was reduced by 550 boe/d as a result of these interruptions; however, all facilities are now back on-line.
    Tie-in activities in Southern Alberta were hampered in the third quarter by wet summer weather. Unusually heavy rains in 2005 left the land saturated and even modest rains this summer hampered field work. As a result, a number of tie-ins scheduled during the third quarter in Southern Alberta were delayed.
    Total revenue for the third quarter of 2006 decreased from the comparative period in 2005 as the result of lower realized prices, despite higher production volumes. Higher production volumes for the nine months ended
September 30, 2006 compared to the prior year more than offset lower realized prices. Revenue declined 6% from the second quarter of 2006 as the result of lower commodity prices.
    We market our natural gas through a combination of daily and monthly indexed contracts and aggregator contracts. Approximately 10% of our natural gas production remains committed to aggregator contracts, which realized a price during the current quarter that was, on average, $1.00/mcf less than prices received on non-aggregator volumes.
    To reduce price volatility, approximately 38% of our production is currently hedged through to the end of 2006. We have entered into a number of hedge contracts relating to 2007 production and plan to layer in additional hedges with a goal of hedging approximately 50% of future production.

    ROYALTIES

    -------------------------------------------------------------------------
                                      Three Months           Nine Months
                                     Ended Sept. 30        Ended Sept. 30
                                     2006       2005       2006       2005
    -------------------------------------------------------------------------
    Royalties ($000s)              $ 28,464   $ 35,716   $ 94,495   $ 89,193
    Percentage of revenues            22.8%      24.6%      23.3%      23.9%
    -------------------------------------------------------------------------

    The Alberta royalty structure is based upon commodity prices and well productivity, with higher prices and well productivity attracting higher royalty rates. Compton's royalty rate in the three and nine months ended
September 30, 2006 decreased from the comparative periods in 2005 as a result of lower commodity prices.

    OPERATING EXPENSES

    -------------------------------------------------------------------------
                                      Three Months           Nine Months
                                     Ended Sept. 30        Ended Sept. 30
                                     2006       2005       2006       2005
    -------------------------------------------------------------------------
    Operating expenses ($000s)     $ 26,112   $ 15,973   $ 68,146   $ 47,873
    Operating expenses per boe
     ($/boe)                       $   8.64   $   5.98   $   7.53   $   6.07
    -------------------------------------------------------------------------

    Operating costs for the three months ended September 30, 2006 include a one-time plant equalization charge of approximately $1.4 million for 2004 and
2005 relating to production volumes processed through a non-operated facility.
The effect of this charge is a one-time increase in operating costs of $0.46 per boe and $0.15 per boe respectively for the three and nine months ended
September 30, 2006.
    Operating costs have also continued to rise as a result of accelerated activity throughout the oil and gas industry. Particular increases of note include salaries for additional field staff and contract operators, fuel, rising electricity prices, salt water disposal, and emulsion processing.

    TRANSPORTATION EXPENSES

    -------------------------------------------------------------------------
                                      Three Months           Nine Months
                                     Ended Sept. 30        Ended Sept. 30
                                     2006       2005       2006       2005
    -------------------------------------------------------------------------
    Transportation expenses
     ($000s)                       $  3,150   $  3,010   $  9,350   $  7,740
    Transportation expenses
     per boe ($/boe)               $   1.04   $   1.13   $   1.03   $   0.98
    -------------------------------------------------------------------------

    Higher transportation costs in the nine months ending September 30, 2006 resulted from a combination of increased trucking costs associated with additional crude oil production and surcharges associated with rising fuel costs. Transportation costs during the current quarter were consistent with those realized during the preceding quarter.

    GENERAL AND ADMINISTRATIVE EXPENSES

    -------------------------------------------------------------------------
                                      Three Months           Nine Months
                                     Ended Sept. 30        Ended Sept. 30
    ($000s, except where noted)      2006       2005       2006       2005
    -------------------------------------------------------------------------
    General and administrative
     expenses                      $  8,864   $  7,279   $ 27,428   $ 21,250
    Capitalized general and
     administrative expenses           (645)      (755)    (2,124)    (2,449)
    Operator recoveries              (2,067)    (1,375)    (6,495)    (4,442)
    -------------------------------------------------------------------------
    Total general and
     administrative expenses       $  6,152   $  5,149   $ 18,809   $ 14,359

    General and administrative
     expenses per boe ($/boe)      $   2.04   $   1.93   $   2.08   $   1.82
    -------------------------------------------------------------------------

    Employee costs associated with increased personnel levels, as well as a general increase in salaries necessary to attract and retain qualified personnel in a very competitive industry, were the main drivers behind higher general and administrative expenses in the three and nine months ended
September 30, 2006, when compared to prior periods. Other increases included insurance and costs associated with the current regulatory environment. Total general and administrative costs in the current quarter were marginally lower than those in the prior quarter.

    INTEREST AND FINANCE CHARGES

    -------------------------------------------------------------------------
                                      Three Months           Nine Months
                                     Ended Sept. 30        Ended Sept. 30
    ($000s, except where noted)      2006       2005       2006       2005
    -------------------------------------------------------------------------
    Interest on bank debt, net     $  3,945   $  2,614   $  9,754   $  7,159
    Interest on senior notes          9,620      4,986     26,106     15,318
    -------------------------------------------------------------------------
    Interest charges                 13,565      7,600     35,860     22,477
    Finance charges                     682        607      2,289      1,733
    -------------------------------------------------------------------------
    Total interest and finance
     charges                       $ 14,247   $  8,207   $ 38,149   $ 24,210

    Total interest and finance
     charges per boe ($/boe)       $   4.72   $   3.07   $   4.21   $   3.07
    -------------------------------------------------------------------------

    Interest costs in the three and nine months ended September 30, 2006 increased from the comparative periods due to higher debt levels and increased interest rates. On April 4, 2006, we issued an additional U.S. $150 million of
7.625% senior notes due in 2013. Interest costs were consistent with the second period of 2006.

    DEPLETION AND DEPRECIATION

    -------------------------------------------------------------------------
                                      Three Months           Nine Months
                                     Ended Sept. 30        Ended Sept. 30
                                     2006       2005       2006       2005
    -------------------------------------------------------------------------
    Depletion and depreciation
     ($000s)                       $ 36,746   $ 25,140   $106,021   $ 74,499
    Depletion and depreciation
     per boe ($/boe)               $  12.16   $   9.41   $  11.71   $   9.45
    -------------------------------------------------------------------------

    Strong commodity prices have accelerated capital programs and competition throughout the oil and gas industry, raising the demand and costs for goods and services. This increase in costs is reflected in higher finding, development, and on-stream costs which in turn, have resulted in an increase in depletion and depreciation rates on a boe basis in the current quarter in comparison to the prior periods. We are pursuing a number of initiatives to mitigate the increases in costs in this current inflationary environment. The depletion and depreciation rate in the third quarter of 2006 was consistent with the second quarter of 2006.

    INCOME TAXES

    Income taxes are recorded using the liability method of accounting. Future income taxes are calculated based on the difference between the accounting and income tax basis of an asset or liability. The classification of future income taxes between current and non-current is based upon the classification of the liabilities and assets to which the future income tax amounts relate. The classification of a future income tax amount as current does not imply a cash settlement of the amount within the following twelve month period.
    As a result of the phased reduction of future of federal and provincial income tax rates, we have recognized a $47.4 million adjustment to future income taxes.

    CAPITAL EXPENDITURES

    -------------------------------------------------------------------------
    Nine Months Ended Sept. 30
     ($000s)                                   2006%      2005%
    -------------------------------------------------------------------------
    Land and seismic                         $ 44,524    10   $ 45,273    13
    Drilling and completions                  237,034    55    211,739    62
    Production facilities                     121,213    28     65,809    20
    -------------------------------------------------------------------------
    Sub-total                                 402,771          322,821
    Property acquisitions (net)                30,791     7     17,199     5
    -------------------------------------------------------------------------
    Sub-total                                 433,562   100    340,020   100
    MPP                                          (229)             598
    -------------------------------------------------------------------------
    Total capital expenditures               $433,333         $340,618
    -------------------------------------------------------------------------

    Capital expenditures in 2006 have increased from the comparable period in
2005, reflecting the higher cost of goods and services in the oil and gas industry. We drilled a total of 272 wells during the nine months ended
September 30, 2006 at an average cost, to drill and complete, of $871 thousand per well. In contrast, we drilled 277 wells during the nine month period ended
September 30, 2005 at an average cost of $764 thousand per well. Although not an entirely accurate comparison as the mix of shallow, deep, and oil wells should also be considered, this represents a 14% increase in drilling and completion costs on a per well basis.
    Facilities expenditures comprised 28% of total capital expenditures for the nine months ended September 30, 2006 as compared to 20% of expenditure for the same period in 2005. As announced on June 28, 2006, in recognition of lower commodity prices and the current high cost environment, we deferred a portion of our initial 2006 drilling program to 2007. We have, however, continued our capital programs relating to equipment and facilities. These programs will allow us to bring new production on more quickly and will benefit the remainder of 2006 and position us for 2007 growth.

    RISK MANAGEMENT

    Our financial results are impacted by external market risks associated with fluctuations in commodity prices, interest rates, and the Canadian/U.S.
currency exchange rate. We use various financial instruments for non-trading purposes to manage and partially mitigate our exposure to these risks.
    Financial instruments used to manage risk are subject to periodic settlements throughout the term of the instruments. Such settlements may result in a gain or loss which is recognized as a risk management gain or loss at the time of settlement. The mark-to-market value of an instrument outstanding at the end of a reporting period reflects the value of the instrument based upon market conditions existing as of that date. Any change in value from that determined at the end of the prior period is recognized as an unrealized risk management gain or loss.
    Risk management gains and losses recognized in the quarter are summarized in the following table.

    Risk Management Gains and Losses
    -------------------------------------------------------------------------
                                      Three Months           Nine Months
                                     Ended Sept. 30        Ended Sept. 30
    ($000s)                          2006       2005       2006       2005
    -------------------------------------------------------------------------
    Commodity contracts
      Realized (gain) loss         $(12,991)  $  2,582   $(24,744)  $  1,803
      Unrealized (gain) loss        (16,581)    28,172    (34,810)    32,858
    Cross currency interest
     rate swap
      Realized loss (gain)                -          -      1,733       (623)
      Unrealized (gain) loss         (3,758)     7,496      1,964      2,072
    Foreign currency contracts
      Realized (gain)                  (542)         -     (1,087)         -
      Unrealized loss (gain)            665          -       (749)         -
    -------------------------------------------------------------------------
    Total risk management
     (gain) loss                   $(33,207)  $ 38,250   $(57,693)  $ 36,110
    -------------------------------------------------------------------------
    Realized (gain) loss           $(13,533)  $  2,582   $(24,098)  $  1,180
    Unrealized (gain) loss          (19,674)    35,668    (33,595)    34,930
    -------------------------------------------------------------------------
    Total risk management
     (gain) loss                   $(33,207)  $ 38,250   $(57,693)  $ 36,110
    -------------------------------------------------------------------------

    Outstanding Commodity Contracts

    Approximately 38% of current production is hedged for the balance of 2006 and we have begun to enter into hedge contracts relating to 2007 production.
We plan to continue to expand this program with a goal of hedging approximately 50% of future production.
    The following table outlines commodity hedge contracts which were in place during the third quarter of 2006 and/or are currently in place.

    -------------------------------------------------------------------------
    Commodity        Term           Amount        Average Price      Index
    -------------------------------------------------------------------------
    Natural gas
      Collar      Apr. 2006 -    45,000 GJ/d    Cdn$8.33 - $12.23     AECO
                  Oct. 2006
      Collar      Nov. 2006 -    40,000 GJ/d    Cdn$8.03 - $10.62     AECO
                  Mar. 2007
      Collar      Apr. 2007 -    30,000 GJ/d    Cdn$6.42 - $ 8.83     AECO
                  Oct. 2007

    Crude oil
      Collar      Jan. 2006 -   3,000 bbls/d   U.S.$55.00 - $75.17    WTI
                  Dec. 2006
      Fixed       Aug. 2006 -   3,000 bbls/d       U.S.$79.39         WTI
                  Dec. 2006
      Collar      Jan. 2007 -   3,000 bbls/d   U.S.$75.00 - $84.55    WTI
                  Dec. 2007
    -------------------------------------------------------------------------

    LIQUIDITY AND CAPITAL RESOURCES

    -------------------------------------------------------------------------
                                                          As at      As at
                                                         Sept. 30,  Dec. 31,
    ($000s, except where noted)                            2006       2005
    -------------------------------------------------------------------------
    Working capital deficiency(1)                        $ 32,356   $ 62,431
    Senior secured credit facilities                      280,000    177,900
    Senior term notes                                     501,885    357,640
    -------------------------------------------------------------------------
    Total indebtedness                                   $814,241   $597,971

    Shareholders' equity
      Capital stock                                      $231,338   $226,444
      Contributed surplus                                  14,882      9,173
      Retained earnings                                   495,727    360,719
    -------------------------------------------------------------------------
    Total equity                                         $741,947   $596,336

    Debt to cash flow from operations(2)                     2.69       1.93
    Debt to book capitalization                               51%        47%
    Debt to market capitalization                             35%        20%
    -------------------------------------------------------------------------
    (1) Excludes unrealized risk management items net of related future income taxes.
    (2) Based on trailing 12 month cash flow from operations.

    We are currently in the process of increasing the members of our banking syndicate to include four major U.S. based banking institutions. Concurrent with the increase in syndicate members will be an increase of $125 million in our authorized senior secured facilities to $500 million. The increased authorized facilities reflect the Company's previously established borrowing base and is expected to be finalized on November 15, 2006. The terms and conditions of the increased facilities remain the same as those established upon renewal in July, 2006.
    Our corporate debt is structured to provide Compton with financial flexibility. Sixty-four percent of our existing debt consists of Senior Notes that are not due until 2013, giving us the ability to draw on our senior secured credit facilities to assist in funding our planned 2006 capital program.
    Our short-term financing plans include the disposition of approximately
$100 million of minor non-core properties during the fourth quarter of 2006.
Additionally, the sale of certain major conventional oil properties is a potential source of funds for the continued development of our overall natural gas resource play strategy.
    We believe internally generated cash flow from operations, proceeds from property dispositions, and funds available through our renewed credit facilities will be more than sufficient to fund the balance of our planned
2006 capital program, while still maintaining an appropriate capital structure.

    OUTLOOK

    Expected reductions in material and service costs in the industry have not, as yet, materialized to any appreciable extent and the Western Canadian
Sedimentary basin remains the most costly area in which to operate. We do expect costs to soften in the very near future as activities in the basin slow in response to continued lower commodity prices and uncertainty as to their shorter term direction. Rig utilization is currently 55% of capacity compared to 82% this time last year. Additionally a number of major E & P producers have announced significant reductions to their drilling programs which will place further pressure on service companies to reduce prices.
    In response to the continued current higher cost environment and lower than budgeted commodity prices, we are deferring to 2007 a number of discretionary expenditures, including approximately 18 drill wells initially planned for Q4. The deferral of these expenditures will not impact the development of our resource plays and will allow us to maintain financial discipline. Although we have deferred portions of our initially planned 2006 capital program we are continuing with planned expenditures for production facilities and, as a result of drilling success, have increased expenditures in some areas. Facility expenditures in 2006, including the addition of significant compression facilities critical to reserve recognition and production from lower pressured natural gas reservoirs, will allow us to place production on-stream more quickly and will benefit the remainder of 2006 as well as position us for growth in 2007.
    As a result of Q3 production interruptions, field condition related delays and the deferral of certain capital expenditures; we now expect average production for the year to be in the range of 33,500 to 34,000 BOE per day, an increase of 15% over 2005. Compton is currently producing approximately 34,000 boe/d.
    We are proceeding with the sale of several minor non-core property and facility interests that are now expected to generate approximately $75 million. We have retained a major broker to assist us with the disposition of the majority of these sales that are targeted to close prior to year end.
    This has been a very difficult operating year. The shortage in 2006 of qualified people and services combined with cost escalations and volatility in commodity prices have all provided challenges. Additionally, the impact on the industry resulting from recent proposed income tax changes relating to Royalty
Trusts has yet to be determined. Despite these factors, we are pleased with the development of our resource plays and remain very optimistic as to their potential.
    We remain bullish on the longer term outlook for natural gas commencing in late 2007 and the value and viability of natural gas resource plays. Our resource plays are economically viable at current or even lower commodity prices. We have a solid reserve and production base, an extensive land position, and have developed our resource plays to the point where the majority are known commodities. Increasingly the industry is focusing on unconventional natural gas resource plays. We have been concentrating on such plays for a number of years, have a wealth of opportunities and are well positioned for the future.
    Our 2007 operating budget will be finalized in December. By that time, we should have a better sense of winter commodity prices, the cost and operating environment, and the impact of changes in the Trust sector on the industry. We expect to release our plans for 2007 prior to year end.

    QUARTERLY INFORMATION

    The following table sets forth certain quarterly financial information of the Company for the eight most recent quarters.

    -------------------------------------------------------------------------
                              2006                    2005              2004
                        Q3     Q2     Q1     Q4     Q3     Q2     Q1     Q4
    -------------------------------------------------------------------------
    Total revenue
     (millions)       $ 125  $ 133  $ 148  $ 184  $ 145  $ 122  $ 107  $ 101

    Cash flow from
     operations
     (millions)       $  60  $  67  $  74  $  90  $  74  $  62  $  52  $  42
    Per share
      - basic         $0.47  $0.53  $0.58  $0.71  $0.58  $0.49  $0.43  $0.35
      - diluted       $0.45  $0.50  $0.55  $0.67  $0.56  $0.47  $0.41  $0.33

    Net earnings
     (millions)       $  31  $  69  $  38  $  38  $  11  $  22  $  10  $  16
    Per share
      - basic         $0.24  $0.54  $0.30  $0.30  $0.09  $0.17  $0.08  $0.14
      - diluted       $0.23  $0.51  $0.28  $0.28  $0.08  $0.17  $0.08  $0.13

    Operating
     earnings
     (millions)       $  13  $  18  $  22  $  33  $  26  $  19  $  15  $   6

    Production
      Natural gas
       (mmcf/d)         142    137    142    133    130    130    130    128
      Liquids
       (bbls/d)       9,249  9,821 10,418  8,879  7,351  7,249  7,090  6,963
    -------------------------------------------------------------------------
      Total (boe/d)  32,843 32,645 34,029 31,042 29,041 28,877 28,714 28,204

    Average price
      Natural gas
       (mmcf/d)       $5.41  $5.92  $7.64 $11.20  $8.46  $7.28  $6.60  $6.29
      Liquids
       (bbls/d)       63.96  66.54  53.62  57.99  64.75  54.20  46.23  42.88
    -------------------------------------------------------------------------
      Total ($/boe)  $41.33 $44.85 $48.21 $64.58 $54.31 $46.33 $41.25 $39.00
    -------------------------------------------------------------------------
    >>

    In the third quarter of 2006, lower commodity prices decreased revenue, net earnings, and operating earnings. Net earnings in the second quarter of
2006 benefited from an unrealized foreign exchange gain of $20 million, after tax, and an income tax recovery of $21 million. In the first quarter of 2006, revenue and cash flow from operations decreased from the fourth quarter of
2005 due to lower realized commodity prices despite increased production volumes. However an after tax gain of $10.8 million from risk management activities was recognized in the first quarter of 2006, as compared to an after tax loss of $5.6 million in the first quarter of 2005.
    During 2005, revenue, net earnings, and cash flow from operations benefited from increased production volumes and higher realized prices. Net earnings in the third quarter of 2005 rose due to a $6 million unrealized after tax risk management gain. Higher realized commodity prices in the third quarter of 2005 were offset by an unrealized after tax risk management loss of
$22 million, reducing net earnings from the prior quarter.

    ADVISORIES

    Management's Discussion and Analysis ("MD&A") is intended to provide both an historical and prospective view of the Company's activities. The MD&A was prepared as at November 10, 2006 and should be read in conjunction with the interim unaudited consolidated financial statements for the nine months ended
September 30, 2006 and the audited consolidated financial statements and MD&A for the year ended December 31, 2005, available in printed form on request and posted on the Company's website.

    Forward Looking Statements

    Certain information regarding the Company contained herein constitutes forward looking statements under the meaning of applicable securities laws, including the United States Private Securities Litigation Reform Act of 1995.
Forward looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact, including statements regarding (i) cash flow, production, capital expenditures, and planned wells in 2006, and (ii) other risks and uncertainties described from time to time in the reports and filings made by
Compton with securities regulatory authorities. Although Compton believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. There are many factors that could cause forward looking statements not to be correct, including risks and uncertainties inherent in Compton's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards and mechanical failures, uncertainties in the estimates of reserves and in projections of future rates of production and timing of development expenditures, general economic conditions, the actions or inactions of third party operators and regulatory pronouncements. Compton may, as considered necessary in the circumstances, update or revise forward looking information, whether as a result of new information, future events, or otherwise. Compton's forward looking statements are expressly qualified in their entirety by this cautionary statement.

    Non-GAAP Financial Measures

    Included in the MD&A and elsewhere in this report are references to terms used in the oil and gas industry such as cash flow from operations, cash flow per share and operating earnings. These terms are not defined by GAAP in
Canada and consequently are referred to as non-GAAP measures. Non-GAAP measures do not have any standardized meaning and therefore reported amounts may not be comparable to similarly titled measures reported by other companies.
    Cash flow from operations should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net earnings as determined in accordance with Canadian GAAP, as an indicator of the Company's performance or liquidity. Cash flow from operations is used by Compton to evaluate operating results and the Company's ability to generate cash to fund capital expenditures and repay debt.
    Operating earnings represents net earnings excluding certain items that are largely non-operational in nature and should not be considered an alternative to, or more meaningful than, net earnings as determined in accordance with Canadian GAAP. Operating earnings is used by the Company to facilitate comparability of earnings between periods.

    Use of BOE Equivalents

    The oil and natural gas industry commonly expresses production volumes and reserves on a barrel of oil equivalent ("boe") basis whereby natural gas volumes are converted at the ratio of six thousand cubic feet to one barrel of oil. The intention is to sum oil and natural gas measurement units into one basis for improved measurement of results and comparisons with other industry participants. Compton has used the 6:1 boe measure which is the approximate energy equivalency of the two commodities at the burner tip. However, boe does not represent a value equivalency at the plant gate where Compton sells its production volumes and therefore may be a misleading measure if used in isolation.

    Compton is an independent, public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in Western Canada. Compton also controls and manages the operations of the Mazeppa Processing Partnership ("MPP"), which owns significant midstream assets critical to the Company's activities in Southern
Alberta. The accounts of MPP are consolidated in the Company's financial statements.

    <<
    -------------------------------------------------------------------------
    Compton Petroleum Corporation
    Consolidated Balance Sheets
    (thousands of dollars)
    -------------------------------------------------------------------------
                                                  September 30,  December 31,
                                                          2006          2005
                                                  ------------- -------------
                                                    (unaudited)
    Assets

    Current
      Cash                                         $    21,996   $     8,954
      Accounts receivable and other                    110,302       132,484
      Unrealized risk management gain
       (Note 11a and b)                                 32,408             -
                                                  ------------- -------------
                                                       164,706       141,438

    Property and equipment                           1,920,831     1,587,371
    Goodwill                                             7,914         7,914
    Deferred financing charges and other                14,858        13,156
    Deferred risk management loss (Note 11c)             4,378         5,610
                                                  ------------- -------------
                                                   $ 2,112,687   $ 1,755,489
                                                  ------------- -------------
                                                  ------------- -------------
    Liabilities

    Current
      Accounts payable                             $   164,654   $   203,869
      Unrealized risk management loss
       (Note 11a and d)                                  5,421         7,758
      Future income taxes                                8,740             -
                                                  ------------- -------------
                                                       178,815       211,627

    Bank debt (Note 2)                                 280,000       177,900
    Senior term notes (Note 3)                         501,885       357,640
    Asset retirement obligations (Note 5)               28,430        20,770
    Unrealized risk management loss (Note 11d)          10,120        10,201
    Future income taxes                                305,271       312,117
    Non-controlling interest (Note 6)                   66,219        68,898
                                                  ------------- -------------
                                                     1,370,740     1,159,153
                                                  ------------- -------------
    Shareholders' equity

    Capital stock (Note 7)                             231,338       226,444
    Contributed surplus (Note 8a)                       14,882         9,173
    Retained earnings                                  495,727       360,719
                                                  ------------- -------------
                                                       741,947       596,336
                                                  ------------- -------------
                                                   $ 2,112,687   $ 1,755,489
                                                  ------------- -------------
                                                  ------------- -------------
    Commitments (Note 13)
    Contingent liability (Note 14)

    See accompanying notes to the consolidated financial statements.

    -------------------------------------------------------------------------
    Compton Petroleum Corporation
    Consolidated Statements of Earnings
    (unaudited) (thousands of dollars, except per share amounts)
    -------------------------------------------------------------------------
                                 Three months ended      Nine months ended
                                    September 30,           September 30,
                              ----------------------- -----------------------
                                  2006        2005        2006        2005
                              ----------- ----------- ----------- -----------
    Revenue
      Oil and natural gas
       revenues                $ 124,886   $ 145,114   $ 405,754   $ 373,451
      Royalties                  (28,464)    (35,716)    (94,495)    (89,193)
                              ----------- ----------- ----------- -----------
                                  96,422     109,398     311,259     284,258
                              ----------- ----------- ----------- -----------
    Expenses
      Operating                   26,112      15,973      68,146      47,873
      Transportation               3,150       3,010       9,350       7,740
      General and
       administrative              6,152       5,149      18,809      14,359
      Interest and finance
       charges (Note 4)           14,247       8,207      38,149      24,210
      Depletion and
       depreciation               36,746      25,140     106,021      74,499
      Foreign exchange (gain)
       loss (Note 12)                102     (10,638)    (23,599)     (7,006)
      Accretion of asset
       retirement obligations        597         544       1,625       1,416
      Stock-based compensation     2,184       1,682       6,872       4,254
      Risk management (gain)
       loss (Note 11e)           (33,207)     38,250     (57,693)     36,110
                              ----------- ----------- ----------- -----------
                                  56,083      87,317     167,680     203,455
                              ----------- ----------- ----------- -----------
    Earnings before taxes and
     non-controlling interest     40,339      22,081     143,579      80,803
                              ----------- ----------- ----------- -----------
    Income taxes (Note 10)
      Current                         11         535          23       1,474
      Future                       8,430       8,480       1,894      31,056
                              ----------- ----------- ----------- -----------
                                   8,441       9,015       1,917      32,530
                              ----------- ----------- ----------- -----------
    Earnings before non-
     controlling interest         31,898      13,066     141,662      48,273
    Non-controlling interest       1,181       1,939       4,199       5,053
                              ----------- ----------- ----------- -----------
    Net earnings               $  30,717   $  11,127   $ 137,463   $  43,220
                              ----------- ----------- ----------- -----------
                              ----------- ----------- ----------- -----------
    Net earnings per share
     (Note 9)
      Basic                    $    0.24   $    0.09   $    1.08   $    0.35
                              ----------- ----------- ----------- -----------
                              ----------- ----------- ----------- -----------
      Diluted                  $    0.23   $    0.08   $    1.03   $    0.33
                              ----------- ----------- ----------- -----------
                              ----------- ----------- ----------- -----------

    -------------------------------------------------------------------------
    Compton Petroleum Corporation
    Consolidated Statements of Retained Earnings
    (unaudited) (thousands of dollars)
    -------------------------------------------------------------------------
                                 Three months ended      Nine months ended
                                    September 30,           September 30,
                              ----------------------- -----------------------
                                  2006        2005        2006        2005
                              ----------- ----------- ----------- -----------
    Retained earnings,
     beginning of period       $ 465,501   $ 312,795   $ 360,719   $ 284,712
    Net earnings                  30,717      11,127     137,463      43,220
    Premium on redemption
     of shares (Note 7)             (491)       (611)     (2,455)     (4,621)
                              ----------- ----------- ----------- -----------
    Retained earnings,
     end of period             $ 495,727   $ 323,311   $ 495,727   $ 323,311
                              ----------- ----------- ----------- -----------
                              ----------- ----------- ----------- -----------
    See accompanying notes to the consolidated financial statements.

    -------------------------------------------------------------------------
    Compton Petroleum Corporation
    Consolidated Statements of Cash Flow
    (unaudited) (thousands of dollars)
    -------------------------------------------------------------------------

                                 Three months ended      Nine months ended
                                    September 30,           September 30,
                              ----------------------- -----------------------
                                  2006        2005        2006        2005
                              ----------- ----------- ----------- -----------
    Operating activities
    Net earnings               $  30,717   $  11,127   $ 137,463   $  43,220
      Amortization of deferred
       charges and other             498         424       1,595       1,447
      Depletion and
       depreciation               36,746      25,140     106,021      74,499
      Accretion of asset
       retirement obligations        597         544       1,625       1,416
      Unrealized foreign
       exchange (gain) loss          127     (10,642)    (23,165)     (7,012)
      Future income taxes          8,430       8,480       1,894      31,056
      Unrealized risk management
       (gain) loss               (19,674)     35,668     (33,595)     34,930
      Stock-based compensation     2,184       1,682       6,872       4,254
      Asset retirement
       expenditures                 (686)       (173)     (1,867)       (391)
      Non-controlling interest     1,181       1,939       4,199       5,053
                              ----------- ----------- ----------- -----------
                                  60,120      74,189     201,042     188,472
    Change in non-cash
     working capital               2,942      (3,669)     (4,186)     (3,368)
                              ----------- ----------- ----------- -----------
                                  63,062      70,520     196,856     185,104
                              ----------- ----------- ----------- -----------
    Financing activities
      Issuance of bank debt       45,000      38,000     102,100      40,000
      Proceeds from share
       issuances (net)             1,667         885       4,074      89,421
      Distributions to partner    (2,292)     (2,293)     (6,878)     (6,879)
      Redemption of common
       shares                       (571)       (704)     (2,798)     (5,328)
      Issue costs on senior
       notes                           -           -      (3,408)          -
      Issuance of senior notes         -           -     174,930           -
      Redemption of senior notes       -           -      (7,520)          -
      Change in non-cash
       working capital             7,411       5,028       9,370       4,850
                              ----------- ----------- ----------- -----------
                                  51,215      40,916     269,870     122,064
                              ----------- ----------- ----------- -----------
    Investing activities
      Property and equipment
       additions                (142,480)   (151,784)   (401,976)   (323,027)
      Property acquisitions         (700)     (1,530)    (30,891)    (17,199)
      Property dispositions            -           -       1,400           -
      Change in non-cash
       working capital            34,243      51,046     (22,217)     39,890
                              ----------- ----------- ----------- -----------
                                (108,937)   (102,268)   (453,684)   (300,336)
                              ----------- ----------- ----------- -----------
    Change in cash                 5,340       9,168      13,042       6,832
    Cash, beginning of period     16,656       7,732       8,954      10,068
                              ----------- ----------- ----------- -----------
    Cash, end of period        $  21,996   $  16,900   $  21,996   $  16,900
                              ----------- ----------- ----------- -----------
                              ----------- ----------- ----------- -----------
    See accompanying notes to the consolidated financial statements.

    -------------------------------------------------------------------------
    Compton Petroleum Corporation
    Notes to the Consolidated Financial Statements
    (unaudited)
    (Tabular amounts in thousands of dollars, unless otherwise stated)
    September 30, 2006
    -------------------------------------------------------------------------

    1.  Basis of presentation

    Compton Petroleum Corporation (the "Company") explores for and produces petroleum and natural gas reserves in the Western Canadian Sedimentary
    Basin.

    These consolidated financial statements include the accounts of the
    Company and its wholly owned subsidiaries. The consolidated financial statements also include the accounts of Mazeppa Processing Partnership in accordance with Accounting Guideline 15 ("AcG-15"), Consolidation of
    Variable Interest Entities, as outlined in Note 6.

    These consolidated interim financial statements have been prepared by
    Management in accordance with accounting principles generally accepted in
    Canada. Certain information and disclosure normally required to be included in notes to annual consolidated financial statements have been condensed or omitted. The consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2005. The consolidated interim financial statements have been prepared following the same accounting policies and methods of computation as the audited consolidated financial statements for the year ended December 31, 2005.

    All amounts are presented in Canadian dollars unless otherwise stated.

    2.  Credit facilities

                                                  September 30,  December 31,
                                                          2006          2005
                                                  ------------- -------------
    Authorized                                     $   375,000   $   289,000
                                                  ------------- -------------
                                                  ------------- -------------
    Prime rate                                     $    35,000   $    22,900
    Bankers' acceptance                                245,000       155,000
                                                  ------------- -------------
    Utilized                                       $   280,000   $   177,900
                                                  ------------- -------------
                                                  ------------- -------------

    As at September 30, 2006, the Company had arranged authorized senior credit facilities with a syndicate of Canadian banks in the amount of
    $375 million. Advances under the facilities can be drawn and currently bear interest as follows:

        Prime rate plus 0.60%
        Bankers' Acceptance rate plus 1.60%
        LIBOR rate plus 1.60%

    Margins are determined based on the ratio of total consolidated debt to consolidated cash flow. The Company is currently expanding the syndicate to include several major U.S. banks. Concurrent with the increase of syndicate members is an increase in the authorized amount to
    $500 million and is expected to be finalized on November 15, 2006. All other terms and conditions of the facility will remain the same. The facilities reach term on July 4, 2007 and will mature 366 days later on
    July 5, 2008.

    The senior credit facilities are secured by a first fixed and floating charge debenture in the amount of $600 million covering all the Company's assets and undertakings.

    3.  Senior term notes

                                                  September 30,  December 31,
                                                          2006          2005
                                                  ------------- -------------
    Senior term notes
      U.S.$450 million, 7.625% due
       December 1, 2013                            $   501,885   $   349,770
      U.S.$6.75 million, 9.90% due May 15, 2009              -         7,870
                                                  ------------- -------------
                                                   $   501,885   $   357,640
                                                  ------------- -------------
                                                  ------------- -------------

    On April 4, 2006, the Company issued an additional U.S.$150 million
    7.625% senior term notes due 2013 under the same terms and conditions as the 7.625% notes outstanding at December 31, 2005. The proceeds from the issue of the notes were used to repay a portion of the debt outstanding under the Company's senior credit facilities. The Company also used a portion of the proceeds to redeem the balance of the U.S.$6.75 million
    9.90% senior notes on May 16, 2006, being the first call date, at
    104.95%.

    The 7.625% notes are not redeemable by the Company prior to December 1,
    2009, except in limited circumstances. After that time, they can be redeemed in whole or part, at the rates indicated below:

        December 1, 2009                    103.813%
        December 1, 2010                    101.906%
        December 1, 2011 and thereafter     100.000%

    The senior term notes are subordinate to the Company's senior credit facilities.

    4.  Interest and finance charges

    Amounts charged to expense during the period ended are as follows:

                                 Three months ended      Nine months ended
                                    September 30,           September 30,
                              ----------------------- -----------------------
                                  2006        2005        2006        2005
                              ----------- ----------- ----------- -----------
    Interest on bank debt, net $   3,945   $   2,614   $   9,754   $   7,159
    Interest on senior
     term notes                    9,620       4,986      26,106      15,318
    Finance charges                  682         607       2,289       1,733
                              ----------- ----------- ----------- -----------
                               $  14,247   $   8,207   $  38,149   $  24,210
                              ----------- ----------- ----------- -----------
                              ----------- ----------- ----------- -----------

    Finance charges include the amortization of deferred charges and current year expenses.

    5.  Asset retirement obligations

    The following table presents a reconciliation of the beginning and ending aggregate carrying amount of the obligations associated with the retirement of oil and gas assets:

                                                  September 30,  December 31,
                                                          2006          2005
                                                  ------------- -------------
    Asset retirement obligations,
     beginning of year                             $    20,770   $    18,006
      Liabilities incurred                               6,153         5,218
      Liabilities settled and disposed                    (118)       (1,275)
      Accretion expense                                  1,625         1,975
      Revision of estimates                                  -        (3,154)
                                                  ------------- -------------
    Asset retirement obligations, end of period    $    28,430   $    20,770
                                                  ------------- -------------
                                                  ------------- -------------

    6.  Non-controlling interest

    Mazeppa Processing Partnership ("MPP" or "the Partnership") is a limited partnership organized under the laws of the province of Alberta and owns certain midstream facilities, including gas plants and pipelines in
    Southern Alberta. The Company processes a significant portion of its production from the area through these facilities pursuant to a processing agreement with MPP. The Company does not have an ownership position in MPP, however, the Company, through a management agreement, manages the activities of MPP and is considered to be the primary beneficiary of MPP's operations. Pursuant to AcG-15, these consolidated financial statements include the assets, liabilities and operations of the Partnership. Equity in the Partnership, attributable to the partners of MPP, is recorded on consolidation as a non-controlling interest and is comprised of the following:

                                                  September 30,  December 31,
                                                          2006          2005
                                                  ------------- -------------
    Non-controlling interest, beginning of year    $    68,898   $    71,537
      Earnings attributable to
       non-controlling interest                          4,199         6,533
      Distributions to limited partner                  (6,878)       (9,172)
                                                  ------------- -------------
    Non-controlling interest, end of period        $    66,219   $    68,898
                                                  ------------- -------------
                                                  ------------- -------------

    MPP has guaranteed payment of certain obligations of its limited partner under a credit agreement between the limited partner and a syndicate of lenders. The maximum liability of the Partnership under the guarantee is limited to amounts due and payable to MPP by the Company pursuant to the processing agreement. The processing agreement has a five year term ending April 1, 2009, at which time Compton may renew the agreement, purchase the Partnership units or allow the sale of the Partnership units to a third party. The maximum liability pursuant to the guarantee was
    $23.7 million at September 30, 2006. The Company has determined that its exposure to loss under these arrangements is minimal, if any.

    7.  Capital stock

    Issued and outstanding

                                 September 30, 2006      December 31, 2005
                              ----------------------- -----------------------
                               Number of               Number of
                                 shares      Amount      shares      Amount
                              ----------- ----------- ----------- -----------
                                 (000s)                  (000s)
    Common shares outstanding,
     beginning of year           127,263   $ 226,444     117,354   $ 135,526
      Shares issued for cash,
       net                             -           -       7,500      87,294
      Shares issued under
       stock option plan           1,098       5,237       2,926       4,424
      Shares repurchased            (192)       (343)       (517)       (800)
                              ----------- ----------- ----------- -----------
    Common shares outstanding,
     end of period               128,169   $ 231,338     127,263   $ 226,444
                              ----------- ----------- ----------- -----------
                              ----------- ----------- ----------- -----------

    The Company maintains a Normal Course Issuer Bid program on an annual basis. Under the current bid, the Company may purchase for cancellation up to 6,000,000 of its common shares, representing approximately 5.0% of the issued and outstanding common shares at the time the bid received regulatory approval.

    During the nine months ended September 30, 2006, the Company purchased for cancellation 192,000 common shares at an average price of $14.57 per share (December 31, 2005 - 516,600 shares at an average price of $11.84 per share) pursuant to the normal course issuer bid. The excess of the purchase price over book value has been charged to retained earnings.

    8.  Stock-based compensation plans

    a)  Stock option plan

        The Company has a stock option plan for employees, including
        Directors and Officers. The exercise price of each option
        approximates the market price for the common shares on the date the option was granted. Options granted under the plan before June 1,
        2003 are generally fully exercisable after four years and expire ten years after the grant date. Options granted under the plan after
        June 1, 2003 are generally fully exercisable after four years and expire five years after the grant date.

        The following tables summarize the information relating to stock options:

                                 September 30, 2006      December 31, 2005
                              ----------------------- -----------------------
                                           Weighted                Weighted
                                            average                 average
                                 Stock     exercise      Stock     exercise
                                options      price      options      price
                              ----------- ----------- ----------- -----------
                                 (000s)                  (000s)
        Outstanding, beginning
         of year                  11,446       $6.13      11,655       $3.51
          Granted                  2,040      $14.26       2,930      $11.89
          Exercised               (1,098)      $3.71      (2,926)      $1.32
          Cancelled                 (526)     $10.85        (213)      $8.30
                              ----------- ----------- ----------- -----------
        Outstanding, end of
         period                   11,862       $7.54      11,446       $6.13
                              ----------- ----------- ----------- -----------
                              ----------- ----------- ----------- -----------
        Exercisable, end of
         period                    6,734       $4.49       6,219       $3.38
                              ----------- ----------- ----------- -----------
                              ----------- ----------- ----------- -----------

        The range of exercise prices of stock options outstanding and exercisable at September 30, 2006 is as follows:

                          Outstanding Options           Exercisable Options
                  ----------------------------------- -----------------------
                               Weighted
                                average
                               remaining   Weighted                Weighted
      Range of     Number of  contractual   average    Number of    average
      exercise      options      life       exercise    options     exercise
       prices     outstanding   (years)      price    outstanding    price
    ------------- ----------- ----------- ----------- ----------- -----------
                     (000s)                              (000s)
    $0.80-$2.99        2,194         2.1       $1.62       2,194       $1.62
    $3.00-$3.99        1,319         4.7       $3.51       1,225       $3.48
    $4.00-$4.99        1,411         5.4       $4.29       1,308       $4.25
    $5.00-$6.99        1,011         2.2       $5.85         675       $5.86
    $7.00-$9.99        1,282         2.7       $7.61         656       $7.56
    $10.00-$12.99      2,664         3.6      $11.68         617      $11.60
    $13.00-$18.39      1,981         4.4      $14.37          59      $13.50
                  ----------- ----------- ----------- ----------- -----------
                      11,862         3.6       $7.54       6,734       $4.49
                  ----------- ----------- ----------- ----------- -----------
                  ----------- ----------- ----------- ----------- -----------

        The Company has recorded stock-based compensation expense in the consolidated statements of earnings for stock options granted to
        Directors, Officers and employees after January 1, 2003 using the fair value method.

        The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with weighted average assumptions for grants as follows:

                                 Three months ended      Nine months ended
                                    September 30,           September 30,
                              ----------------------- -----------------------
                                  2006        2005        2006        2005
                              ----------- ----------- ----------- -----------
        Weighted average fair
         value of options
         granted                   $5.44       $5.82       $7.11       $5.39
        Risk-free interest rate     4.1%        3.4%        4.1%        3.6%
        Expected life (years)        5.0         5.0         5.0         5.0
        Expected volatility        42.8%       42.8%       43.8%       43.9%

        The following table presents the reconciliation of contributed surplus with respect to stock-based compensation:

                                                  September 30,  December 31,
                                                          2006          2005
                                                  ------------- -------------
        Contributed surplus, beginning of year     $     9,173   $     3,840
        Stock-based compensation expense                 6,872         5,903
        Stock options exercised                         (1,163)         (570)
                                                  ------------- -------------
        Contributed surplus, end of period         $    14,882   $     9,173
                                                  ------------- -------------
                                                  ------------- -------------

    b)  Share appreciation rights plan

        CICA Handbook section 3870 requires recognition of compensation costs with respect to changes in the intrinsic value for the variable component of fixed share appreciation rights ("SARs"). During the periods ended September 30, 2006 and 2005, there were no significant compensation costs related to the outstanding variable component of these SARs. The liability related to the variable component of these
        SARs amounts to $1.2 million, which is included in accounts payable as at September 30, 2006 (December 31, 2005 - $1.4 million). All outstanding options having a variable component expire at various times through 2011.

    9.  Per share amounts

    The following table summarizes the common shares used in calculating net earnings per common share:

                                 Three months ended      Nine months ended
                                    September 30,           September 30,
                              ----------------------- -----------------------
                                  2006        2005        2006        2005
                              ----------- ----------- ----------- -----------
                                 (000s)      (000s)      (000s)      (000s)
    Weighted average common
     shares outstanding - basic  127,947     127,103     127,660     125,083
    Effect of stock options        5,384       6,364       6,240       5,831
                              ----------- ----------- ----------- -----------
    Weighted average common
     shares outstanding -
     diluted                     133,331     133,467     133,900     130,914
                              ----------- ----------- ----------- -----------
                              ----------- ----------- ----------- -----------

    10. Income taxes

    The following table reconciles income taxes calculated at the Canadian statutory rates with actual income taxes:

                                 Three months ended      Nine months ended
                                    September 30,           September 30,
                              ----------------------- -----------------------
                                  2006        2005        2006        2005
                              ----------- ----------- ----------- -----------
    Earnings before taxes and
     non-controlling interest  $  40,339   $  22,081   $ 143,579   $  80,803
                              ----------- ----------- ----------- -----------
    Canadian statutory rate        34.5%       37.6%       34.5%       37.6%
    Expected income taxes      $  13,917   $   8,302   $  49,534   $  30,382
    Effect on taxes resulting
     from:
      Non-deductible crown
       charges                       384       4,587         946      10,568
      Resource allowance            (455)     (3,124)       (661)     (7,901)
      Non-deductible stock-
       based compensation            753         633       2,371       1,601
      Federal capital tax              -         535           -       1,444
      Effect of tax rate
       changes                    (6,214)          -     (47,445)     (1,908)
      Non-taxable portion of
       foreign exchange
       (gain) loss                    24     (2,002)     (3,993)     (1,319)
      Other                           32          84       1,165        (337)
                              ----------- ----------- ----------- -----------
    Provision for income taxes $   8,441   $   9,015   $   1,917   $  32,530
                              ----------- ----------- ----------- -----------
                              ----------- ----------- ----------- -----------
    Current
      Income taxes             $      11   $       -   $      23   $      30
      Federal capital tax              -         535           -       1,444
    Future                         8,430       8,480       1,894      31,056
                              ----------- ----------- ----------- -----------
                               $   8,441   $   9,015   $   1,917   $  32,530
                              ----------- ----------- ----------- -----------
                              ----------- ----------- ----------- -----------
    Effective tax rate             20.9%       40.8%        1.3%       40.3%
                              ----------- ----------- ----------- -----------
                              ----------- ----------- ----------- -----------

    A significant portion of the Company's taxable income is generated by a partnership. Income taxes are incurred on the partnership's taxable income in the year following its inclusion in the Company's consolidated net earnings. Current income tax will vary and is dependent upon the nature and amount of capital expenditures.

    During the second quarter of 2006, the Canadian Federal and Alberta governments enacted corporate tax rate reductions.

    11. Financial instruments

    Derivative financial instruments and risk management activities

    The Company is exposed to risks from fluctuations in commodity prices, interest rates and Canada/U.S. currency exchange rates. The Company utilizes various derivative financial instruments for non-trading purposes to manage and mitigate its exposure to these risks. Effective
    January 1, 2004, the Company elected to account for all derivative financial instruments using the mark-to-market method.

    Risk management activities during the period, utilizing derivative instruments, relate to commodity price hedges, foreign currency swaps and cross currency interest rate swap arrangements and are summarized below:

    a)  Commodity price hedges

        The commodity hedge contracts entered into are forward transactions providing the Company with a range of prices on the commodities sold.
        Outstanding hedge contracts and the associated unrealized, mark-to-
        market, gains or losses, at September 30, 2006 are:

                                                                    Mark-to-
                               Daily                                 Market
                             Notional                                 Gain
     Commodity    Term        Volume           Prices Received       (Loss)
     ---------    ----        ------           ---------------       ------
    Natural gas
      Collar     Apr. 06 -   42,857 mcf    $8.73/mcf - $12.87/mcf   $  5,629
                 Oct. 06
      Collar     Nov. 06 -
                 Mar. 07     38,095 mcf    $8.36/mcf - $11.09/mcf      9,959
      Collar     Apr. 07 -
                 Oct. 07      9,524 mcf    $7.35/mcf - $9.24/mcf       1,480
                                                                   ----------
                                                                      17,068
                                                                   ----------
    Crude oil
      Collar     Jan. 06 -   3,000 bbls       U.S.$55.00/bbl -           (19)
                 Dec. 06                       U.S.$75.17/bbl
      Fixed      Aug. 06 -   3,000 bbls        U.S.$79.39/bbl          4,561
                 Dec. 06
      Collar     Jan. 07 -   3,000 bbls       U.S.$75.00/bbl -        10,049
                 Dec. 07                       U.S.$84.55/bbl      ----------
                                                                      14,591
                                                                   ----------
    Unrealized risk management gain                                 $ 31,659
                                                                   ----------
                                                                   ----------

        At December 31, 2005, the unrealized hedge loss on outstanding commodity contracts was $3.2 million.

    b)  Foreign currency risk management

        The Company is exposed to fluctuations in the exchange rate between the Canadian dollar and U.S. dollar and when appropriate, enters into agreements to fix the exchange rate in order to manage the risk.

        At period end the Company had the following contract in place:

                                                         Average    Mark-to-
                                                         Exchange    Market
        Foreign Currency    Term        Notional Amount    Rate       Gain
        ----------------    ----        ---------------    ----       ----
        Currency forward   Jan. 06 -   U.S.$165,000/day   1.1570    $    749
                           Dec. 06
                                                                   ----------
        Unrealized risk management gain                             $    749
                                                                   ----------
                                                                   ----------

    c)  Deferred risk management loss

        On January 1, 2004, the Company recorded a liability and a deferred risk management loss of $10.9 million relating to then outstanding commodity hedges and the cross currency interest rate swap. The deferred loss is being amortized to earnings over the life of the contracts outstanding at the time of initial measurement. The remaining balance of $4.4 million at September 30, 2006 (December 31,
        2005 - $5.6 million) relates to the interest rate swap and will be charged to earnings in annual amounts of $1.6 million until eliminated in 2009.

    d)  Cross currency interest rate swap

        Concurrent with the closing of the 9.90% senior notes offering in
        2002, the Company entered into interest rate swap arrangements, expiring May 2009 that convert fixed rate U.S. dollar denominated interest obligations into floating rate Canadian dollar denominated interest obligations. On repurchase of the 9.90% senior notes in
        November 2005 and May 16, 2006, the Company elected not to collapse the swap and incur the associated costs.

        At September 30, 2006, the Company valued the liability relating to future unrealized losses on the swap arrangements to be $15.5 million
        (December 31, 2005 - $14.8 million) on a mark-to-market basis. The current portion of this amount at September 30, 2006 is $5.4 million
        (December 31, 2005 - $4.6 million).

    e)  Risk management (gain) loss

        The following table summarizes (gains) and losses recognized during the period relating to risk management activities:

                                  Three months ended September 30,
                       ------------------------------------------------------
                        Commodity   Foreign   Interest     2006       2005
                        Contracts  Currency  Rate Swap     Total      Total
                       ---------- ---------- ---------- ---------- ----------
    Unrealized
      Amortization of
       deferred loss    $      -   $      -   $    411   $    411   $    410
      Change in fair
       value             (16,581)       665     (4,169)   (20,085)    35,258
                       ---------- ---------- ---------- ---------- ----------
                         (16,581)       665     (3,758)   (19,674)    35,668
    Realized
      Cash settlements   (12,991)      (542)         -    (13,533)     2,582
                       ---------- ---------- ---------- ---------- ----------
    Total               $(29,572)  $    123   $ (3,758)  $(33,207)  $ 38,250
                       ---------- ---------- ---------- ---------- ----------
                       ---------- ---------- ---------- ---------- ----------

                                   Nine months ended September 30,
                       ------------------------------------------------------
                        Commodity   Foreign   Interest     2006       2005
                        Contracts  Currency  Rate Swap     Total      Total
                       ---------- ---------- ---------- ---------- ----------
    Unrealized
      Amortization of
       deferred loss    $      -   $      -   $  1,232   $  1,232   $  1,231
      Change in fair
       value             (34,810)      (749)       732    (34,827)    33,699
                       ---------- ---------- ---------- ---------- ----------
                         (34,810)      (749)     1,964    (33,595)    34,930
    Realized
      Cash settlements   (24,744)    (1,087)     1,733    (24,098)     1,180
                       ---------- ---------- ---------- ---------- ----------
    Total               $(59,554)  $ (1,836)  $  3,697   $(57,693)  $ 36,110
                       ---------- ---------- ---------- ---------- ----------
                       ---------- ---------- ---------- ---------- ----------

    12. Foreign exchange (gain) loss

    Amounts charged to foreign exchange (gain) loss during the period ended were as follows:

                                 Three months ended      Nine months ended
                                    September 30,           September 30,
                              ----------------------- -----------------------
                                  2006        2005        2006        2005
                              ----------- ----------- ----------- -----------
    Foreign exchange on
     translation of U.S.$ debt $     127   $ (10,642)  $ (23,165)  $  (7,012)
    Other foreign exchange           (25)          4        (434)          6
                              ----------- ----------- ----------- -----------
    Total                      $     102   $ (10,638)  $ (23,599)  $  (7,006)
                              ----------- ----------- ----------- -----------
                              ----------- ----------- ----------- -----------

    13. Commitments

    During the period, the Company entered into a lease agreement for new office facilities commencing in October 2008. Annual commitments under the lease agreement are approximately $4.8 million per year for the
    10 year term.

    14. Contingent liability

    In recognition of the shortage of qualified personnel that currently exists within the industry, the Company implemented an Employee Retention program in July 2006 for its existing employees, excluding officers and directors. Under the program and contingent upon various conditions present as at July 1, 2007, the Company may incur additional compensation costs to a maximum amount of $4.3 million. Any amounts payable under the program will be paid on July 1, 2007.

    15. Supplemental cash flow information

    Amounts actually paid during the period relating to interest expense and capital taxes are as follows:

                                 Three months ended      Nine months ended
                                    September 30,           September 30,
                              ----------------------- -----------------------
                                  2006        2005        2006        2005
                              ----------- ----------- ----------- -----------
    Interest paid              $   5,236   $   3,486   $  25,085   $  18,194
    Current income taxes paid          -         669         180       2,070
                              ----------- ----------- ----------- -----------
                               $   5,236   $   4,155   $  25,265   $  20,264
                              ----------- ----------- ----------- -----------
                              ----------- ----------- ----------- -----------

    CONFERENCE CALL

    Compton will be conducting a conference call and audio webcast November
14, 2006 at 9:30 a.m. (MT) or 11:30 am. (ET) to discuss the Company's 2006 third quarter financial and operating results. To participate in the conference call, please contact the Conference Operator at 9:20 a.m. (MT), ten minutes prior to the call.

    Conference Operator Dial-in Number:  Toll-Free      1-800-814-4861
                                         Local Toronto: 1-416-644-3424

    Audio webcast URL:
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)1626240

    The audio replay will be available two hours after the conclusion of the conference call and will be accessible until November 21, 2006. Callers may dial toll-free 1-877-289-8525 and enter access code 21206498 (followed by the pound key).

    Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin.
Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.
    >>

    %SEDAR: 00003803E          %CIK: 0001043572

    /For further information: Compton Petroleum Corporation, E.G. Sapieha,
President & CEO; N.G. Knecht, VP Finance & CFO, or C.M. King, Manager,
Investor Relations, Telephone: (403) 237-9400, Fax (403) 237-9410, Website:
www.comptonpetroleum.com, Email: investorinfo(at)comptonpetroleum.com/
    (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 18:00e 12-NOV-06